UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) Of The Securities Exchange Act Of 1934

(Amendment No. 6)

VITESSE SEMICONDUCTOR CORPORATION

(Name of Subject Company)

VITESSE SEMICONDUCTOR CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

928497304

(CUSIP Number of Class of Securities)

Christopher R. Gardner

Chief Executive Officer

Vitesse Semiconductor Corporation

4721 Calle Carga

Camarillo, California 93012

(805) 388-3700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

John McIlvery, Esq.

Jonathan Friedman, Esq.

Stubbs Alderton & Markiles, LLP

15260 Ventura Boulevard, 20th Floor

Sherman Oaks, California 91403

(818) 444-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Vitesse Semiconductor Corporation (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by LLIU100 Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of Common Stock (“Shares”) of the Company, at a purchase price of $5.28 per Share, net to the selling stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which are annexed to and filed with the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on March 31, 2015.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately prior to the section entitled “Forward-Looking Statements”:

“Completion of Offer

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of April 27, 2015. Based on information provided by Computershare, the depositary for the Offer, as of the expiration date of the Offer, 60,338,415 Shares were validly tendered and not withdrawn in the Offer, representing approximately 79.5% of the sum of (i) the then outstanding Shares plus (ii) (without duplication) a number equal to the number of Shares issuable upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, in each case, with an exercise or conversion price below $5.28 per Share. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and will promptly pay for, all Shares validly tendered into and not withdrawn in accordance with the terms of the Offer.

Following the expiration of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent and Purchaser intend to complete the acquisition of the Company through the Merger as promptly as practicable without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time of the Merger, each outstanding Share (other than Shares directly owned by the Company and its subsidiaries, Parent or Purchaser, which will be canceled and shall cease to exist, and Shares held by stockholders that are entitled to and properly demand appraisal of such Shares under the DGCL) will be converted into the right to receive $5.28, net to the selling stockholder in cash, without interest and less any required withholding taxes. Following the Merger, the Shares will no longer be listed on NASDAQ Global Market.

On April 28, 2015, Parent issued a press release announcing the results and expiration of the Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(J), and the information set forth in the press release is incorporated herein by reference.”

Item 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(J)	Press Release issued by Microsemi Corporation on April 28, 2015 (incorporated by reference to Exhibit (a)(5)(M) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2015	VITESSE SEMICONDUCTOR CORPORATION

	By:	/s/ Martin S. McDermut
Martin S. McDermut
Chief Financial Officer